FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

Corporate Taxpayer ID. (CNPJ/MF): 47.508.411/0001‐56

Company Registry No. (NIRE): 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby announces that it received the following letter from Península Participações S.A. on October 18, 2013.

The Investor Relations Department of the Company is available to clarify any shareholder queries on the topics related to the subject of this Notice, by phone (11) 3886-0421 or email gpa.ri@grupopaodeacucar.com.br.

São Paulo, October 21, 2013

Daniela Sabbag

Investor Relations Officer

São Paulo, October 18, 2013

Companhia Brasileira de Distribuição (“Company” or “CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn: Ms. Daniela Sabbag

Corporate and Investor Relations Officer

Email: gpa.ri@grupopaodeacucar.com.br

Disclosure of Information on Shareholding

Dear Madam,

In compliance with CVM Instruction 358/02, I hereby inform CBD the following:

(i) the swap of shareholdings agreed to between Península Participações S.A. (“Península”) and Casino Guichard Perrachon (“Casino”), pursuant to the letter sent to you on September 6, 2013, was concluded on this date;

(ii) Península transferred to Casino all the 11,229,075 shares issued by Wilkes Participações S.A. held by it, in exchange for 11,229,075 preferred shares issued by the Company;

(iii) consequent to the above transaction, Península became the holder of 19,375,000 preferred shares issued by the Company;

Sincerely,

Península Participações S.A.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 21, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.